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                       April 5, 2024

       Paul Elenio
       Chief Financial Officer
       Arbor Realty Trust, Inc.
       333 Earle Ovington Boulevard, Suite 900
       Uniondale, NY 11553

                                                        Re: Arbor Realty Trust,
Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            File No. 001-32136

       Dear Paul Elenio:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Real Estate & Construction